

August 22, 2011

Via E-mail
Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

> **Re: The PAWS Pet Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-175026**
> **Amendment No. 4 to Form 8-K**
> **Filed August 10, 2011**
> **File No. 333-130446**

Dear Mr. Wiesel:

We have reviewed your responses to the comments in our letter dated July 14, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Form S-1

Registration Statement Cover Page

1. We note your response to our prior comment three and reissue. Please revise to clarify that all of the shares of Common A Stock in this offering are underlying warrants or advise.

Prospectus Summary, page 4

Business Overview, page 4

2. We note your response to our prior comment five and reissue in part. Please revise to clearly state that you do not presently have adequate cash from operations or financing activities to meet your financing needs. In addition, please disclose that absent financing, you estimate that you will be able to satisfy cash requirements for approximately three to four months based upon an expected burn rate of approximately $25,000 to $35,000 per month.

3. We note disclosure stating that you serve nine markets on page three. Please revise your disclosure on page four to disclose the ninth market that you serve.

4. We note that you serve 9 markets and that the pet lounges are located at airports you service. Please revise to disclose the airports that you operate in and whether you have agreements with such locations.

5. We note your response to our prior comment 11 and reissue. Please revise to clarify the types of animals that your airline will transport. Please advise as to whether the "pets" need to be domesticated animals. We note your disclosure that you carry mainly dogs and cats.

6. Please disclose the weight limit of the aircraft that you use to transport the pets.

7. Please revise the disclosure on page 4 to explain how the minimum 3,619,795 shares of Common A Stock may be issuable.

Risk Factors, page 6

8. We note your response to our prior comment 17. Please revise to remove the third sentence in the introductory paragraph of this section. This section should describe all known material risks and should not refer to unknown or immaterial risks.

In order to grow at the pace expected by management, page 7

9. Please revise to disclose that you will need approximately $3,000,000 of additional working capital to continue your operations for the next 12 months.

The traditional commercial airline industry is subject to extensive government regulation, page 9

10. We note your response to prior comment 21. While we note that Suburban Air may pass on any costs associated with the compliance of regulatory changes to you, we also note that you do not currently have a written agreement with Suburban Air. Please revise to clarify that you do not have a written agreement with Suburban Air and that these costs may be imputed to you or advise.

We may be subject to penalties if the registration statement of which this prospectus, page 10

11. Please revise to disclose the amount in penalties you have paid to date. In addition, please revise your prospectus summary to disclose the payments you have paid to date and the amount that you will have to pay until the registration statement is declared effective.

Business, page 23

General, page 23

12. We note that you have removed disclosure on pages 25-26 describing various pet services that you may offer. We further note a press release in early August 2011 stating that you are "evolving into a provider of a broad range of innovative pet services." In light of the press release, please disclose the pet services that you plan on offering with your airline services or advise. Please revise the prospectus summary accordingly.

13. We note your response to our prior comment 13 that you have removed the words "specially trained" from your disclosure. However, we note that on page 23 in the second to the last sentence in the first paragraph of this section, you describe your pet attendants as "specially trained." Please remove these words or revise to clarify what you mean by "specially trained."

14. We note your response to our prior comment 33 that the drop-off points for the pet passengers are located away from the main terminal. Please revise to provide additional disclosure regarding these drop-off points.

Description of the Market, page 23

15. We note your disclosure on page 23 that you intend to have a network of pet lounges within a two hour driving radius of "major pet populations." Please revise to clarify what you mean by "major pet populations." In addition, we note your disclosure on page 45 that as of March 31, 2011 you served 10 markets. Please disclose as to why you no longer serve the tenth market.

Our Lounges, page 24

16. We note your use throughout of the term "pet lounges." Please advise as to why you refer to these locations as "lounges." To extent that these lounges are no different than the waiting areas at a typical airport gate, please disclose and revise throughout to remove the term "lounge" as it would appear to be marketing language. In addition, please revise to clarify whether these areas are designed for the pet owners to wait until the fight is ready for boarding or if the pet owners leave the pet in your care prior to boarding.

17. Please revise to clarify what you mean on page 24 by "limited overnight stay kennel facilities."

Flight Routes, page 24

18. We note your response to our prior comment 41 and reissue in part. Please revise to disclose your intended timeline for opening each of the locations listed on page 24. In

this regard, we note that you are currently evaluating suitable space for your Orlando facility. In addition, please revise to disclose that there is no guarantee that you will be able to open any of these flight routes.

Pricing, page 25

19. We note your response to our prior comment 50 regarding the cost per animal that you incur for your service. Please revise to add your response to our prior comment 50 to your prospectus.

Legal Proceedings, page 27

20. Please revise to disclose the complaint you filed in the Superior Court of The State of California on June 23, 2011 against Evan Bines and Alpine Capital Partners, Inc. pursuant to Item 103 of Regulation S-K or advise.

Exhibits, page 73

21. We note your response to our prior comment 64 that you do not have a written agreement with Suburban Air Freight, Inc. Please revise to disclose the terms of your non-written agreement with Suburban Air Freight, Inc. in your Business section and please revise your Prospectus Summary section to disclose that you do not have a written agreement with Suburban Air Freight, Inc.

Other

22. Refer to prior comment 67. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and six months ended June 30, 2011.

Amendment No. 4 to Form 8-K filed on August 10, 2011

General

23. As you respond to our comments related to your registration statement on Form S-1, please revise your Form 8-K, as applicable. In this regard, it appears that not all conforming changes were made in the Management's Discussion and Analysis section.

Form 10 Disclosure, page 3

Description of Business, page 3

Business Overview, page 3

24. Please revise the last paragraph on page four to remove references to "this offering" and throughout and to clearly identify the offering you are describing in this paragraph and throughout, as the Form 8-K is not part of your prospectus.

Head Quarters and Offices, page 8

25. Please revise to reconcile your disclosure on page eight that you lease your office space on a month to month basis with your disclosure on page 26 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that your office space is leased on a three year term.

Risk Factors, page 14

The issuance of shares upon conversion of convertible debentures, exercise of, page 14

26. Please revise to reconcile your disclosure on page 14 that 66,695,728 issued and outstanding shares common stock represents an increase of approximately 58% of your currently issued and outstanding shares of common stock with your disclosure on page 10 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that 66,695,728 shares of common stock would represent an increase of approximately 56%.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Subsequent Financing, page 22

27. We note your response to our prior comment 62 and reissue in part. Please revise to clarify what you mean by "full ratchet basis.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 28

28. Please reconcile your disclosure on page 28 regarding the percent of your common stock held by each person or entity in your table with your disclosure on page 31 of Amendment No. 1 to Form S-1 filed on August 9, 2011.

Market for Common Equity and Related Stockholder Matters, page 33

Stock Incentive Plan, page 24

29. Please reconcile your disclosure on page 34 that as of August 5, 2011 you had approved 1,092,000 stock options under your stock incentive plan with your disclosure on page 13 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that as of August 5, 2011 you had issued 1,072,000 stock option under your plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Loren Danzis, Esq.
        Fox Rothschild LLP